EXHIBIT  99.2

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT
THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 25, 2005

Instrument of Proxy
Annual Meeting - May 25, 2005

The undersigned, being a holder of common shares of Zi Corporation (the "Corporation") hereby nominates, constitutes and appoints Michael E. Lobsinger of Calgary, Alberta or Dale Kearns of Bragg Creek, Alberta or instead of the foregoing,                                                           *, as the true and lawful attorney and proxy of the undersigned, with full power of substitution for the undersigned shareholder. The appointed proxyholder is given the authority to attend, vote and act for and on behalf of the undersigned at the annual meeting of the Corporation (the "Meeting") to be held on May 25, 2005 at the Plaza Room at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof. The proxyholder will vote as specified in this proxy form. If no designation is made on this form, the management designees, if named as proxy, will vote in favour of the matters below. This proxy authorizes the proxyholder to act on amendments to any of the proposals set out below or any additional matters that may come before the Meeting.

*You have the right to appoint a proxyholder (who need not be a shareholder) other than those designated above. You may insert the name of the desired person in this space and strike out the other names or you may complete another appropriate form of proxy.

The proxyholder is hereby instructed as follows:
1.	Vote for [ ]	Vote against [ ]
To fix the board of directors at eight members.
2.	Vote for [ ]	Withhold from voting [ ]
To elect all director nominees as a group, as named in the accompanying Management Information Circular.
3.	Vote for [ ]	Withhold from voting [ ]
To appoint Deloitte & Touche LLP, as auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix their remuneration.

Signature of Shareholder	Name of Shareholder	Date	Number of Shares Voted

This proxy revokes and supercedes all proxies of an earlier date.

**If this proxy is not dated, it will be deemed to bear the date which it was mailed to the shareholder.

Please complete and return this proxy in the envelope provided. To be valid, this proxy must be received by Olympia Trust Company, 2300, 125 - 9th Avenue, S.E., Calgary, Alberta T2G 0P6, least 48 hours prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting and the Chairman is under no obligation to accept or reject any particular proxy.

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